5-81710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06028146

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

SMBC Furendo Shoken Kabushiki Kaisha

(Names of Subject Company)

SMBC Friend Securities Co., Ltd.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

Sumitomo Mitsui Financial Group, Inc.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Corporate Planning Department
Sumitomo Mitsui Financial Group, Inc.
1-2, Yurakucho 1-chome
Chiyoda-ku, Tokyo 100-0006
Japan
(phone number: 81-3-5512-3411)

SEC MAIL PROCESSING SECTION RECEIVED MAR 30 2006 WASH. D.C. 192

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PROCESSED
APR 05 2006
THOMSON FINANCIAL

Page 1 of 11
Exhibit index on page 2

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release, dated March 30, 2006, of Sumitomo Mitsui Financial Group, Inc. and SMBC Friend Securities Co., Ltd. announcing their business integration.

Page 4

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Sumitomo Mitsui Financial Group, Inc. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sumitomo Mitsui Financial Group, Inc.

By: Junji Tanehashi

Name: Junji Tanehashi
Title: Director

Date: March 30, 2006

EXHIBIT 1

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation
SMBC Friend Securities Co., Ltd.

Notice regarding the making of SMBC Friend Securities into a wholly-owned subsidiary of SMFG
(- Strengthening financial consulting business for individuals through combining banking and securities businesses -)

TOKYO, March 30, 2006 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG," President: Teisuke Kitayama), Sumitomo Mitsui Banking Corporation ("SMBC," President: Masayuki Oku) and SMBC Friend Securities Co., Ltd. ("SMBC Friend Securities," President: Katsuhiko Tamaki), a subsidiary of SMBC, announced that they had reached an agreement to strengthen financial services for individuals by combining banking and securities businesses, and resolved to make SMBC Friend Securities a wholly-owned subsidiary of SMFG by share exchange subject to regulatory approval, at the board meetings held by each company today.

1. Initiatives in financial services for individuals so far taken by SMFG

SMBC, since becoming the first Japanese bank to separate marketing channels for consumer banking and corporate banking in 1999, has taken various initiatives under its "One's next" slogan, which reflects the emphasis it places on helping customers determine the next step in their financial plans in accordance with their stage in life, helping to make it one of the top financial groups in consumer financial services in Japan.

In particular, SMBC has been making efforts to expand its investment product lineup and financial services to match customers' needs, with products and services such as investment trusts and pension-type insurance, foreign bonds and structured bonds provided through its securities intermediary business, and single premium whole-life insurance.

In addition to expanding products and services, SMBC became the first Japanese bank to establish specialized in-branch counters for financial consulting ("Money-Life Consulting Desks") in its nation-wide branch network. By training employees to become highly-specialized financial consultants and placing them in marketing channels, SMBC established a system to carefully respond to diverse customer needs.

Moreover, SMBC has been making efforts to improve customers' accessibility to its services through initiatives such as the establishment of the "SMBC Consulting Plazas," which are specialized channels open even on weeknights, weekends and holidays, in 2004.

On the other hand, SMBC Friend Securities, a retail securities company operating mainly by face-to-face customer marketing, has been providing financial products such as stocks, bonds and investment trusts via 70 nation-wide marketing channels to a wide range of customers. Recently, it has recorded financial results matching those of the retail units of the largest securities companies in Japan and has maintained one of the best capital ratios in the securities industry in Japan, by providing products matching customer needs, including recently monthly dividend-type investment trusts and principal protected-type investment trusts.

2. Purpose of making SMBC Friend Securities a wholly owned subsidiary of SMFG

In accordance with the recent stabilization of the Japanese financial system, Japanese households' portfolios have shown clear signs of a shift from savings to investment, and their investment needs are expected to become further diversified.

At the same time, we believe that new types of asset management services, such as separately managed accounts, will become popular among individual investors who improve their financial knowledge and have an increased interest in portfolio management based on asset allocation concepts.

In view of these trends, SMFG will further strengthen cooperation among group companies by making SMBC Friend Securities a wholly-owned subsidiary, establishing a business model that is distinct from the conventional one by combining banking and securities businesses and maximizing synergies between them.

In particular, SMFG will promote reinforcement of collaboration between SMBC and SMBC Friend Securities as follows.

3. Specific measures for combining consumer banking and securities businesses

(1) Introducing fund wrap services

In order to respond to our customers' saying that "I don't have enough hours to think about my investments," "I would like to let reliable professionals manage my financial portfolio" and "I would like to utilize investment products customized for my needs," SMBC and SMBC Friend Securities will co-develop fund wrap services (accounts with investment advisories), with a target of offering the services over the bank's counters in the second half of fiscal 2006, subject to regulatory approval.

These fund wrap services, to be offered over the bank's counters by leveraging the securities intermediary business, are expected to be the first attempt of its kind in the Japanese financial industry.

In terms of lineup of investment trust products to be offered through the fund wrap services, all major asset classes will be covered to meet diverse customer needs. Both companies will adopt the so-called "open architecture" concept which SMBC has historically maintained, and plan to conduct a rigorous selection of investment products.

The minimum amount of investment in the fund wrap services will be approximately 20 million yen per customer, and the services will be developed to satisfy a wider range of customers including "baby boomers" who require asset management services for their retirement needs.

Fees for the fund wrap services will be charged basically according to the balance of assets under account at a fixed rate. However, by also introducing variable fee tables according to investment performance, we will try to further enhance customer satisfaction.

(2) Accelerating personnel exchange among SMFG group companies

SMFG will accelerate the exchange of personnel between SMBC and SMBC Friend Securities, in order to provide more comprehensive consulting services to its customers.

Specifically, in order to provide fund wrap services at SMBC's marketing channels, SMFG will select front-line officers from SMBC and SMBC Friend Securities, furnish them with asset management know-how and skills specific to both companies, and reallocate them to SMBC's branches as portfolio advisors. SMFG will promote "collaborative consulting" between portfolio advisors and SMBC's existing financial consultants.

In addition to the above, SMFG will actively advance personnel exchanges, including transferring approximately 100 employees of SMBC Friend Securities to SMBC, in fiscal 2006. In addition, SMFG will further accelerate the exchange of personnel between SMBC and SMBC Friend Securities in view of a more efficient group-wide human resource allocation. Through such initiatives, SMFG will put its efforts into developing human resources that can constantly provide high level of consulting services based on in-depth knowledge of both the banking and securities businesses.

Through strengthening collaboration between SMBC and SMBC Friend Securities both in terms of products and human resources, SMFG plans to substantially increase the total balance of investment trusts under the accounts of both SMBC and SMBC Friend Securities, currently approximately 3.3 trillion yen.

(3) Expanding consulting services for investments in individual stocks

Encouraged by the recent recovery of the Japanese macro-economy and equity market, Japanese consumers' interest in equity investments has been rapidly increasing. In order to respond to this trend, SMBC Friend Securities plans to establish new "Equity Consulting Desks," and build a system to provide SMBC's individual customers with consulting services for long term investments in individual stocks.

4. Summary of Share Exchange

The following is an overview of the share exchange:

(1) Expected Schedule

Board meetings to approve share exchange agreement	April 28, 2006
Signing of share exchange agreement (Announcement of share exchange ratio)	April 28, 2006

General shareholders' meeting to approve share exchange agreement (SMBC Friend Securities)	June 29, 2006
Effective date of share exchange	September 1, 2006

(Note) This share exchange will not require approval at the general shareholders' meeting of SMFG, since it is regarded as a "simple share exchange."

(2) Share exchange ratio

Share exchange ratio will be determined by the boards taking into consideration a third party's financial analysis using reasonable procedures.

(3) Corporate name of SMBC Friend Securities after the share exchange remains unchanged.

The share exchange will not affect SMFG's earnings forecasts for the year ending March 31, 2006.

Overview of SMFG and SMBC Friend Securities

(As of September 30, 2005, non-consolidated basis)

	Parent company		Wholly owned subsidiary	
Company name	Sumitomo Mitsui Financial Group, Inc.		SMBC Friend Securities Co., Ltd. (*1,)	
Business description	Management of the affairs of subsidiaries and relevant ancillary functions		Securities business	
Date of establishment	December 2, 2002		March 2, 1948	
Head office	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo		7-12, Nihonbashi-kabuto-cho, Chuo-ku, Tokyo	
Representative	President: Teisuke Kitayama		President & CEO: Katsuhiko Tamaki	
Capital Stock	1,352,651 millions of yen (*2)		27,270 millions of yen	
Shares issued and outstanding	Common stock 7,303,472.77 Preferred stock 950,101		Common stock 311,269,929	
Stockholder's equity	3,312,686 millions of yen		127,320 millions of yen	
Total assets	3,653,155 millions of yen		243,482 millions of yen	
Date of fiscal year end	March 31		March 31	
Number of employees	122		1,844	
Principal customer	Not applicable		Individuals, companies, etc	
Principal shareholders (Name and percentage of shares outstanding) (*3)	Japan Trustee Services Bank, Ltd. (Trust Account)	6.56%	Sumitomo Mitsui Banking Corporation	40.35%
	The Master Trust Bank of Japan, Ltd. (Trust account)	5.99%	Sumitomo Life Insurance Company	8.71%
	The Chase Manhattan Bank N.A. London (Standing agent; Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)	2.13%	The Master Trust Bank of Japan, Ltd. (Trust account)	4.05%
	Nippon Life Insurance Company	2.11%	Japan Trustee Services Bank, Ltd. (Trust Account)	2.26%
	State Street Bank and Trust Company 505103 (Standing agent; Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)	1.91%	QUOQ Inc.	1.43%
Main financing bank	Not applicable		Sumitomo Mitsui Banking Corporation	

Financial Results of the past 3 fiscal years	Fiscal year	FY2003 ended March 31, 2004	FY2004 ended March 31, 2005	1st half of FY 2005 ended September 30, 2005	FY2003 ended March 31, 2004	FY2004 ended March 31, 2005	1st half of FY 2005 ended September 30, 2005
	Operating income (millions of yen)	55,515	258,866	16,206	48,342	52,304	27,299
	Operating profit (millions of yen)	52,470	256,222	14,468	18,806	18,042	9,795
	Ordinary profit (million of yen)	51,188	253,448	12,424	19,104	18,323	10,031
	Net income (millions of yen)	50,505	252,228	38,435	15,417	13,201	6,352
	Net income per share (yen)	3,704.49	38,302.88	5,646.36	52.49	42.37	20.56
	Dividend per share (yen) (*3)	3,000	3,000	–	12.00	12.00	–
	Stockholders' equity per share (yen)	232,550.74	257,487.78	268,549.24	345.25	402.58	413.29

(*1)SMBC Friend Securities is a consolidated subsidiary of SMFG.

(*2)SMFG's capital stock is currently 1,420,877 millions of yen.

(*3)Principal shareholders and dividend per share of common stock